------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0145
                                            Expires:            October 31, 2002
                                            Estimated average burden
                                              hours to perform............ 14.90
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                                  Vitrix, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.005 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    92850R207
                                 --------------
                                 (CUSIP Number)


                              Gregory R. Hall, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                        40 N. Central Avenue, Suite 2700
                                Phoenix, AZ 85004
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 30, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP NO. 92850R207               SCHEDULE 13D               Page 2  of 5  Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph L. Simek
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO, PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,060,627
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       3,060,627
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,060,627
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 92850R207               SCHEDULE 13D               Page 3  of 5  Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, $.005 par value per share (the "Common Stock") of Vitrix, Inc. (the "Company"). The principal executive offices of the Company are located at 51 West Third Street, Suite 310, Tempe, Arizona 85281.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Joseph L. Simek. Mr. Simek is a substantial owner in, and President of, Enerquip, Inc., whose principal business is stainless steel fabrication and its principal address is 611 North Road, Medford, Wisconsin 54451. During the last five years Mr. Simek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Simek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Simek is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Simek received shares of Common Stock in connection with that certain Merger Agreement dated as of March 28, 2001 by and among Time America, Inc. ("Time America") and the Company (the "Merger Agreement").

     Under the Merger Agreement, Mr. Simek received 3,060,627 shares of Common Stock upon the surrender of his shares of Time America. Mr. Simek acquired his shares of capital stock of Time America with personal funds. At the time the merger of Time America and the Company was effected and prior to giving effect to the Company's 1 for 10 reverse stock split, the shares of Time America surrendered by Mr. Simek had a value of $1,912,890.

---------------------                                        -------------------
CUSIP NO. 92850R207               SCHEDULE 13D               Page 4  of 5  Pages
---------------------                                        -------------------

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Simek obtained the shares of Common Stock of the Company in connection with the merger of Time America and the Company. Pursuant to the terms of the Merger Agreement, Time America merged into a wholly owned subsidiary of the Company ("Merger Sub"), with Merger Sub continuing as the surviving corporation under its current name. In connection with the acquisition, the Company's shareholders approved a proposal effecting a 1 for 10 reverse stock split. The Company acquired all of the outstanding shares of Time America through the issuance of 3,147,914 shares (on a post reverse stock split basis) of Common Stock of the Company, which amount represents approximately fifty percent (50%) of the Company's outstanding common stock after giving effect to the share issuance. The terms of the transaction, including the purchase price, were determined by negotiations between the Company and the principal shareholders of Time America, and were approved by a majority of the Shareholders of Time America. Mr. Simek does not have any current plans or proposals relating to any of the items listed in subparts (a) - (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Simek beneficially owns an aggregate of 3,060,627 shares of the Common Stock of the Company as of May 11, 2001.

     (b) Mr. Simek has the sole power to vote and dispose of 3,060,627 shares of Common Stock.

     (c) Except as set forth in Item 3, Mr. Simek has not effected any transaction in securities of the Company during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

---------------------                                        -------------------
CUSIP NO. 92850R207               SCHEDULE 13D               Page 5  of 5  Pages
---------------------                                        -------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 21, 2001                                 /s/ Joseph L. Simek
-----------------------                       ----------------------------------
Date                                          Signature

                                              Joseph L. Simek
                                              ----------------------------------
                                              Name